UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 4, 2021

(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

ITEM 4. CHANGE IN ISSUER’S CERTIFYING ACCOUNTANT

On June 4, 2021, Lighthouse Life Capital, LLC (the “Company”) engaged Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm. The decision to engage Marcum was made and approved by LHL Strategies, Inc., the Company’s sole member and manager.

For the period July 9, 2020 (commencement of operations) through September 30, 2020 and through the subsequent interim period, neither the Company nor anyone on its behalf consulted with Marcum regarding either: (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 4, 2021	By:	LHL Strategies, Inc., a Delaware corporation

	Its:	Sole Member

	By:	/s/ Michael D. Freedman
Name: Michael D. Freedman
Its: Chief Executive Officer (Principal Executive Officer)